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                           April 5, 2024

       Lavanya Chandrashekar
       Chief Financial Officer
       Diageo plc
       16 Great Marlborough Street
       London W1F 7HS, England

                                                        Re: Diageo plc
                                                            Form 20-F for the
fiscal year ended June 30, 2023
                                                            Filed August 3,
2023
                                                            File No. 001-10691

       Dear Lavanya Chandrashekar:

              We have reviewed your March 26, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 12, 2024 letter.

       Form 20-F for the Fiscal Year Ended June 30, 2023

       Operating results 2023 compared with 2022
       Income statement, page 66

   1.                                                   We note that the line
items for    Adjusted    columns of the template form of the table you
                                                        provided in response to
prior comment 1, appear to present a substantially full income statement of non-GAAP
measures. Please tell us your consideration of Question 102.10 of the Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures and
                                                        Item 10(e)(1)(i)(A) of
Regulation S-K and tell us how you will apply the guidance
                                                        accordingly in future
filings.
 Lavanya Chandrashekar
FirstName
Diageo plc LastNameLavanya Chandrashekar
Comapany
April       NameDiageo plc
       5, 2024
April 25, 2024 Page 2
Page
FirstName LastName
       Please contact Eiko Yaoita Pyles at 202-551-3587 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing